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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                                                 SEC FILE NUMBER
                                                                       000-24210

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                                                                    CUSIP NUMBER
                                                                     026651-10-9

                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:      June 30, 2000
                          --------------------
         [ ]    Transition Report on Form 10-K
         [ ]    Transition Report on Form 20-F
         [ ]    Transition Report on Form 11-K
         [ ]    Transition Report on Form 10-Q
         [ ]    Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         -------------------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Homestar Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2450 South Shore Blvd., Suite 300
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Address of Principal Executive Office (Street and Number)

League City, Texas 77573
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City, State and Zip Code


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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)      The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Homestar Corporation (the "Company") will not file its Annual Report on Form 10-K for the year ended June 30, 2000 (the "2000 10-K") with the Securities and Exchange Commission (the "Commission") on a timely basis.

The Company is involved in discussions with its senior note holders regarding establishing debt covenants that the Company expects to be able to maintain compliance with throughout fiscal 2001. Without such an agreement, the Company would be required to reclassify senior debt from long-term to short-term which could have an effect on other debt financing arrangements.

It is expected that the result of these ongoing discussions will be known shortly after the September 28, 2000 filing date for the 2000 10-K. The Company will file the 2000 10-K within the 15 calendar days allowed by the Rule 12b-25 extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                    Craig A. Reynolds                        (713)                      334-9702
         ----------------------------------------       -----------------      ---------------------------
                         (Name)                           (Area Code)              (Telephone Number)


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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

The Company will report a loss of $47,591,000 for the year ended June 30, 2000 as compared to net income of $17,941,000 for the year ended May 31, 1999.

                          American Homestar Corporation
                ------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2000                    By:     /s/ Craig A. Reynolds
                                                --------------------------------
                                            Title:  Secretary
                                                  ------------------------------


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